UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 333-127591-03 and 333-127591-04

Goal Capital Funding Trust

(Issuer)

Goal Capital Funding, LLC

(Depositor of the Issuer)

(Exact name of registrant as specified in its charter)

9477 Waples Street, San Diego, California 92121

(858) 320-6799

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Goal Capital Funding Trust

$308,000,000 Class A-1 Student Loan Asset-Backed Notes, Series 2005-2

$101,799,000 Class A-2 Student Loan Asset-Backed Notes, Series 2005-2

$247,046,000 Class A-3 Student Loan Asset-Backed Notes, Series 2005-2

$303,155,000 Class A-4 Student Loan Asset-Backed Notes, Series 2005-2

$40,000,000 Class B Student Loan Asset-Backed Notes, Series 2005-2

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: 22.

Pursuant to the requirements of the Securities Exchange Act of 1934, each Co-Registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person on the date indicated.

January 26, 2006	GOAL CAPITAL FUNDING TRUST, as Co-Registrant
By: Goal Financial, LLC, as Issuer Administrator of Goal Capital Funding Trust

	By:	/s/ Seamus Garland
	Name:	Seamus Garland
	Title:	Secretary

January 26, 2006	GOAL CAPITAL FUNDING, LLC, as Co-Registrant
By: Goal Financial, LLC, as Manager of Goal Capital Funding, LLC

	By:	/s/ Seamus Garland
	Name:	Seamus Garland
	Title:	Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.